Filed pursuant to Rule 424(b)(3)

Registration No. 333-135540

Prospectus Supplement No. 3

(To Prospectus dated January 18, 2007)

6,468,620

SHARES

WILLBROS GROUP, INC.

COMMON STOCK

This prospectus supplement No. 3 supplements and amends the Prospectus dated January 18, 2007, as supplemented and amended by that certain prospectus supplement No. 1 dated January 19, 2007 and that certain prospectus supplement No. 2 dated February 7, 2007 (the “Prospectus”). This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

This prospectus supplement includes our attached Current Report on Form 8-K filed on March 8, 2007.

There are significant risks associated with an investment in our securities. These risks are described under the caption “Risk Factors” beginning on page 6 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 8, 2007.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) March 7, 2007

WILLBROS GROUP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Republic of Panama

(State or Other Jurisdiction of Incorporation)

1-11953	98-0160660
(Commission File Number)	(IRS Employer Identification No.)

Plaza 2000 Building, 50th Street, 8th Floor, P.O. Box 0816-01098, Panama, Republic of Panama

(Address of Principal Executive Offices) (Zip Code)

+50-7-213-0947

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On March 7, 2007, the Registrant issued a press release announcing fourth quarter and full year 2006 results. A copy of the press release dated March 7, 2007, is attached as Exhibit 99.1 to this Form 8-K.

This information is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) The following exhibit is furnished herewith:

99.1	Press release dated March 7, 2007, issued by the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLBROS GROUP, INC.

Date: March 7, 2007	By:	/s/ Van A. Welch

Van A. Welch
Senior Vice President and Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 7, 2007, issued by the Registrant.

3

Exhibit 99.1

WILLBROS GROUP, INC.

NEWS RELEASE	CONTACT:	Michael W. Collier Vice President, Investor Relations Willbros USA, Inc. (713) 403-8016

FOR IMMEDIATE RELEASE		Connie Dever Director, Strategic Planning Willbros USA, Inc. (713) 403-8035

WILLBROS REPORTS RESULTS FOR FOURTH QUARTER AND THE

FULL YEAR 2006

•	Continuing operations results improve year over year and quarter over quarter.

•	Severance charges impact earnings from continuing operations in fourth quarter.

•	Backlog at year end from continuing operations of $602 million, primarily in North America.

•	Full year loss of $83.4 million from discontinued operations; Nigerian operations sold in February 2007.

HOUSTON, TX — March 7, 2007 — Willbros Group, Inc. (NYSE: WG) today reported its results for the fourth quarter and the full year 2006. On revenue of $543.3 million, from continuing operations, the net loss for the full year 2006 was $22.0 million, or $0.98 per share, an improvement over the loss of $30.5 million, or $1.43 per share, in 2005. Net loss from discontinued operations for the full year 2006 was $83.4 million, or $3.72 per share, compared to $8.3 million, or $0.39 per share, in 2005. Total net loss for the full year 2006 was $105.4 million, or $4.70 per share, compared to a net loss of $38.8 million, or $1.82 per share, in 2005.

Randy Harl, President and Chief Executive Officer, commented, “While our annual results were disappointing, 2006 was a year of change and transition for Willbros. We spent much of our time, effort and resources reducing the risks in our portfolio and positioning the Company to take advantage of one of the most robust markets we have seen in years. As a result, in the fourth quarter of 2006, the revenue from North America and Oman operations increased 52 percent compared to the third quarter of 2006 with improved contract margins. An important milestone in 2006 included deciding to sell the Nigerian operations. The Nigerian sale and recent awards in North America, which exhibit better terms and conditions and contract margins, resulted in significantly improving the risk profile of our backlog. Equally important was implementing more sophisticated business processes and controls and obtaining the capital and financial resources necessary to win projects that fit our risk profile. Our markets in North America, where we are well positioned, continue to exhibit strength. We are achieving our objective to reduce general and administrative costs and are continuing to refine our business processes and controls.

“In summary, we accomplished the goals we established in the fourth quarter 2006 which are as follows:

•	We sold Nigerian operations in February 2007.

•	We reduced our G&A to a run rate to 6-8% of revenue going forward.

•	We delivered the revenue and contract margins per our previous guidance.”

Fourth Quarter 2006 Continuing Operations

The Company reported revenue from continuing operations of $191.1 million in the fourth quarter of 2006 compared to $125.5 million in the third quarter of 2006 which represented a 52 percent increase quarter over quarter. The increase in revenue was due primarily to the startup of new projects in the fourth quarter of 2006, which were delayed from starting in the third quarter of 2006. Despite heavy rains and flooding at multiple job sites, contract margin in the fourth quarter 2006 increased to 11.6 percent from 9.6 percent in the third quarter of 2006.

General and Administrative (“G&A”) expenses were $20.2 million, 10.6 percent of revenue, for the fourth quarter of 2006. G&A expenses included severance charges of $5.0 million related to executive management changes. With the reductions made during the fourth quarter of 2006, the Company expects its G&A expense as a percentage of revenue to be in line with guidance of 6-8 percent beginning in 2007.

The net loss from continuing operations from the fourth quarter of 2006 was $3.4 million, or $0.14 per share, compared to a net loss of $5.0 million, or $0.23 per share, in the third quarter of 2006.

2006 Full Year Continuing Operations

The Company reported revenue from continuing operations of $543.3 million for the full year 2006 compared to $294.5 million in 2005, an 84 percent increase year over year. The increase in revenue was due to higher levels of activity in engineering, construction and engineering, procurement and construction (EPC) projects primarily in North America. Contract margin for 2006 increased to 9.9 percent which was an improvement over 2005 contract margin of 9.6 percent. G&A expenses were $53.4 million, 9.8 percent of revenue, in 2006 compared to $42.4 million, 14.4 percent of revenue, in 2005.

2006 Discontinued Operations

Discontinued operations reported an $83.4 million loss, or $3.72 per share, for the full year of 2006 and $37.2 million loss, or $1.47 per share, for the fourth quarter of 2006. Losses from discontinued operations are almost entirely attributable to our Nigeria operations. The operating results in Nigeria for 2006 were negatively impacted by schedule delays; increasing costs related to labor, equipment, materials, and security; disputes with clients related to change orders; and the lack of revenues on certain projects due to force majeure. While in the process of selling our Nigerian operations, we incurred costs to protect the value of our franchise in Nigeria by continuing to qualify for future projects and by maintaining a certain level of workforce.

Additional explanation of the results for the reported periods and factors which impacted them will be provided in the Company’s conference call and in Note 2 of the Notes to Consolidated Financial Statements included in the annual report on Form 10-K, which will be filed in the next several days.

Backlog(1)

At December 31, 2006, Willbros reported backlog(1) from continuing operations of approximately $602 million compared to $240 million at December 31, 2005. Backlog from continuing operations has increased by more than 150 percent since the end of 2005 and represents projects primarily in North America. This year-end backlog does not include $210 million in new project awards which will be reflected in backlog at the end of the first quarter 2007. These new awards are all in the United States.

CONFERENCE CALL

In conjunction with the release, Willbros has scheduled a conference call, which will be broadcast live over the Internet on Thursday, March 8, 2007 at 9:00 a.m. Eastern Time (8:00 a.m. Central).

What:	Willbros Group, Inc. Fourth Quarter and Full Year Earnings Conference Call

When:	Thursday, March 8, 2007 – 9:00 a.m. Eastern Time

Where:	Live via phone by dialing 888-868-9080 and asking for the Willbros call at least 10 minutes prior to the start time. Or live over the Internet by logging on to the web address below.

Where:	http://www.willbros.com. The webcast can be accessed from the home page.

A telephonic replay of the conference call will be available through March 22, 2007 and may be accessed by calling 877-519-4471 and using the passcode 8487408. Also, an archive of the webcast will be available shortly after the call on www.willbros.com for a period of 12 months.

Willbros Group, Inc. is an independent contractor serving the oil, gas and power industries, providing engineering and construction services to industry and government entities worldwide. For more information on Willbros, please visit our web site at www.willbros.com.

This announcement contains forward-looking statements. All statements, other than statements of historical facts, which address activities, events or developments the Company expects or anticipates will or may occur in the future, are forward-looking statements. A number of risks and uncertainties could cause actual results to differ materially from these statements, including those discussed above and such things as the potential for additional investigations; the possible losses arising from the discontinuation of operations and the sale of the Nigeria assets; fines and penalties by government agencies; the outcome of the current Securities and Exchange Commission, Office of Foreign Assets Control and Department of Justice investigations; the identification of one or more other issues that require restatement of one or more prior period financial statements; the existence of material weaknesses in internal controls over financial reporting; availability of quality management; availability and terms of capital; changes in, or the failure to comply with, government regulations; ability to remain in compliance with, or obtain waivers under, the Company’s loan agreements and indentures; the promulgation, application, and interpretation of environmental laws and regulations; future E&P capital expenditures, oil, gas, gas liquids and power prices and demand, the amount and location of planned pipelines, the effective tax rate of the different countries where the work is being conducted, development trends of the oil, gas and power industries, changes in the political and economic environment of the countries in which the Company has operations, as well as other risk factors described from time to time in the

Company’s documents and reports filed with the SEC. The Company assumes no obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise.

TABLE TO FOLLOW

WILLBROS GROUP, INC.

(In Thousands, Except Per Share Amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
Statement of Income Data
Contract revenue
United States & Canada	$167,941	$111,179	$474,045	$269,006
International	23,138	6,773	69,214	25,473

	191,079	117,952	543,259	294,479
Contract cost
United States & Canada	150,219	98,358	429,451	242,471
International	18,650	6,341	60,043	23,601

	168,869	104,699	489,494	266,072
Contract income
United States & Canada	17,722	12,821	44,594	26,535
International	4,488	432	9,171	1,872

	22,210	13,253	53,765	28,407
Depreciation and amortization	3,236	3,143	12,430	11,688
General and administrative	20,233	12,093	53,366	42,350

Operating loss	(1,259)	(1,983)	(12,031)	(25,631)

Other income (expense):
Interest - net	(2,133)	(1,267)	(8,265)	(3,904)
Other - net	465	260	569	742

	(1,668)	(1,007)	(7,696)	(3,162)

Loss before income taxes	(2,927)	(2,990)	(19,727)	(28,793)
Provision for income taxes	498	3,636	2,308	1,668

Loss from continuing operations	(3,425)	(6,626)	(22,035)	(30,461)
Loss from discontinued operations	(37,166)	5,216	(83,402)	(8,319)

Net income (loss)	$(40,591)	$(1,410)	$(105,437)	$(38,780)

Basic loss per share:
Continuing operations	$(0.14)	$(0.32)	$(0.98)	$(1.43)
Discontinued operations	(1.47)	0.25	(3.72)	(0.39)

	$(1.61)	$(0.07)	$(4.70)	$(1.82)

Diluted loss per share:
Continuing operations	$(0.14)	$(0.32)	$(0.98)	$(1.43)
Discontinued operations	(1.47)	0.25	(3.72)	(0.39)

	$(1.61)	$(0.07)	$(4.70)	$(1.82)

Cash Flow Data
Continuing operations:
Cash provided by (used in):
Operating activities	$23,820	$(15,711)	$11,103	$(34,631)
Investing activities	4,836	(4,171)	(810)	(16,966)
Financing activities	43,709	59,966	51,550	56,830
Foreign exchange effects	380	(458)	139	17
Discontinued operations	(50,578)	(14,581)	(80,272)	(22,484)

Other Data (Continuing Operations)
Weighted average shares outstanding:
Basic	25,321	21,274	22,441	21,258
Diluted	25,321	21,274	22,441	21,258
EBITDA(2)	$2,442	$1,420	$968	$(13,201)
Capital expenditures	(1,016)	4,043	11,373	18,706

Reconciliation of Non-GAAP Financial Measure
Net loss, continuing operations	$(3,425)	$(6,626)	$(22,035)	$(30,461)
Interest - net	2,133	1,267	8,265	3,904
Income taxes	498	3,636	2,308	1,668
Depreciation and amortization	3,236	3,143	12,430	11,688

EBITDA(2)	$2,442	$1,420	$968	$(13,201)

	12/31/2006	9/30/2006	12/31/2005
Balance Sheet Data
Cash and cash equivalents	$37,643	$15,476	$55,933
Working capital	170,825	165,743	204,960
Total assets	588,254	524,596	498,885
Total debt	167,139	167,540	138,020
Stockholders’ equity	97,931	86,614	145,234

Backlog(1) Data

Continuing Operations By Geographic Area
Middle East	$36,864	$58,583	$47,196
North America	565,408	704,439	193,177

	$602,272	$763,022	$240,373

Continuing Operations By Reporting Segment
International	$36,864	$58,583	$47,196
United States & Canada	565,408	704,439	193,177

	$602,272	$763,022	$240,373

Discontinued Operations
West Africa	$406,780	$449,280	$564,343
Latin America	—	—	11,639

	$406,780	$449,280	$575,982

(1)	Backlog is anticipated contract revenue from projects for which award is either in hand or assured.
(2)	EBITDA is earnings before net interest, income taxes and depreciation and amortization. EBITDA as presented may not be comparable to other similarly titled measures reported by other companies. The Company believes EBITDA is a useful measure of evaluating its financial performance because of its focus on the Company’s results from operations before net interest, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles. However, EBITDA is a common alternative measure of operating performance used by investors, financial analysts and rating agencies. A reconciliation of EBITDA to net income is included in the exhibit to this release.

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